Exhibit 21

Subsidiaries of Shell Midstream Partners, L.P.

Subsidiaries	State of Organization
Shell Midstream Operating LLC	Delaware
Zydeco Pipeline Company LLC	Delaware

Joint Ventures	State of Organization	Percentage of Ownership Interest
Bengal Pipeline Company LLC	Delaware	49.0%
Mars Oil Pipeline Company	Texas	28.6%